October 8, 2010

VIA EDGAR & FEDERAL EXPRESS

Securities and Exchange Commission
Division of Corporation Finance
100 F. Street N.E.
Washington, D.C. 20549
Mail Stop 4720
Attn: Scott Anderegg

RE:	Shades Holdings, Inc.
Registration Statement (Form S-1)
Filed July 16, 2010
File No. 333-168139

Dear Mr. Anderegg:

On behalf of Shades Holdings, Inc. (the “Company”), this letter responds to the comments you provided by letter dated October 7, 2010 regarding the Company’s Registration Statement on Form S-1.  Please be advised that, concurrent with this response, the Company filed Amendment No. 2 to its Registration Statement on Form S-1 (the “Registration Statement”), which incorporates, to the extent applicable, our responses set forth below.  A courtesy copy of the filing is enclosed herewith.

Your comments are set forth below in italics, and each comment is followed by our response.

Front Cover of Prospectus, page 2

1.
We note your response to comment 3 in our letter dated August 12, 2010.  Please briefly state on the cover page whether creditors can attach the funds in your account.  Also make similar changes in under the risk factors and plan of distribution sections.

We have revised our disclosure in accordance with the Staff's comment.  Please see pages 2, 8 and 24 of the Registration Statement.

2010 Common Stock Offering, page 46

2.	We note your response to comment 24 in our letter dated August 12, 2010. Please revise the filing to reflect the date the offering commenced and closed.

We have revised our disclosure in accordance with the Staff's comment.  Please see page 46 of the Registration Statement.

Signatures, page 48

3.
We note your response to comment 26 in our letter dated August 12, 2010. Please amend your filing to also reflect your controller’s or principal accounting officer’s signature.  Refer to instruction 1 under Signature in Form S-1.

We have revised the signature page in accordance with the Staff’s comment.

Exhibit 5 — Legal Opinion of Bush Ross, P.A.

4.
We note your response to comment 29 in our letter dated August 12, 2010.  As previously requested, please delete the first paragraph on page 2.  Counsel must also opine that the Selling Shareholder Shares are fully paid, and cannot assume that the Company has received full consideration for issuance of such shares.

We have filed a revised legal opinion of Bush Ross, P.A. addressing the Staff's comment.

5.
We note your response to comment 30 in our letter dated August 12, 2010.  As previously requested, please revise clause (a) in the third paragraph on page 2 to insert language reflecting that when consideration shall have been received by the Company “as contemplated by the registration statement,” it will be validly issued, etc.

We have filed a revised legal opinion of Bush Ross, P.A. addressing the Staff's comment.

6.
We note your response to comment 31 in our letter dated August 12, 2010.  However, the opinion has not been revised to address this comment.  As previously requested, please delete the second sentence in the last paragraph on page 2 or confirm that you will refile the opinion on the date you wish the registration statement to go effective.

We have filed a revised legal opinion of Bush Ross, P.A. addressing the Staff's comment.

In providing the responses set forth in this letter, the Company acknowledges that:

▪	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

▪	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

▪	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that this letter is responsive to your comments.  If you have any questions regarding the information set out above or any additional comments, please call the undersigned at (813) 454-0130 or Joseph A. Probasco, Esq., Bush Ross, P.A., at (813) 224-9255.

Sincerely,

/s/ Sean M. Lyons
Sean M. Lyons
Chief Executive Officer

cc:           Joseph A. Probasco, Esq.
Bush Ross, P.A.

Michael G. Campbell, CPA
Meeks International, LLP